CM

06002665

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 4 2006
WASH, D.C.
213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COUNTRY CLUB FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

414 NICHOLS ROAD
(No. and Street)

KANSAS CITY (City) MO (State) 64112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN M. YE 816-751-4221
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER HAVILAND KETTER PC, PA
(Name – *if individual, state last, first, middle name*)

1901 W. 47th PLACE, SUITE 204 (Address) WESTWOOD (City) KS (State) 66205 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 1 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KY 3/9

4/20/06

OATH OR AFFIRMATION

I, JOHN M. YE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COUNTRY CLUB FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRES / CEO

Title

Notary Public

My Appointment Expires 2-10-2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17-a-

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COUNTRY CLUB FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2005 AND 2004
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

COUNTRY CLUB FINANCIAL SERVICES, INC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2005 AND 2004
AND FOR THE YEARS THEN ENDED
WITH INDEPENDENT AUDITORS' REPORT

TABLE OF CONTENTS

SUPPLEMENTARY INFORMATION

INTERNAL CONTROL STRUCTURE

MHK MILLER HAVILAND KETTER PC, PA
CERTIFIED PUBLIC ACCOUNTANTS

Member, American Institute CPA's • Member, Kansas Society CPA's • Member, Missouri Society CPA's • Admitted to Practice U.S. Tax Court

INDEPENDENT AUDITORS' REPORT

Board of Directors
Country Club Financial Services, Inc.

We have audited the accompanying statements of financial condition of

COUNTRY CLUB FINANCIAL SERVICES, INC.

as of December 31, 2005 and 2004, and the related statements of income, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Country Club Financial Services, Inc. as of December 31, 2005 and 2004, and the results of its operations, and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Miller Haviland Ketter PC, PA
CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
February 21, 2006

1901 West 47th Place • Suite 204 • Westwood, KS • 66205 • (913) 432-2727 • Fax (913) 432-2967 • E-Mail (name)@mhkcpas.com

COUNTRY CLUB FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS		
Cash	$ 472,165	$ 640,496
Commissions Receivable	68,914	80,519
Income Taxes Receivable Currently From Parent	79,797	14,821
Equity Securities - Not Readily Marketable	3,300	3,300
Furniture, Fixtures and Equipment - net	22,957	17,269
TOTAL ASSETS	$ 647,133	$ 756,405
LIABILITIES		
Accounts Payable	$ 267,442	$ 115,699
Income Taxes Payable	4,830	127,209
TOTAL LIABILITIES	272,272	242,908
STOCKHOLDER'S EQUITY		
Paid In Capital		
Common stock, par value $.01, authorized 100,000 shares, 1,000 shares issued and outstanding	100	100
Additional paid in capital	114,900	114,900
Retained earnings	259,861	398,497
TOTAL STOCKHOLDER'S EQUITY	374,861	513,497
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 647,133	$ 756,405

The accompanying notes are an integral part of these financial statements.

COUNTRY CLUB FINANCIAL SERVICES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
REVENUES		
Commissions	$ 2,200,522	$ 2,063,995
Service Fees	682,427	509,310
Interest and Dividend Income	17,289	4,831
TOTAL INCOME	2,900,238	2,578,136
EXPENSES		
Personnel Services	2,071,350	1,830,166
Management Services	427,542	38,685
Outside Electronic Data Processing	134,696	127,234
Pershing Ticket Charges	62,327	66,374
Occupancy and Equipment	73,313	34,221
Professional Fees	18,788	6,982
Dues and Subscriptions	12,500	21,907
Regulatory Fees	37,697	36,395
Depreciation	3,060	9,475
Advertising Costs	13,440	15,997
Stationery and Supplies	8,731	15,311
Other Operating Expenses	62,947	71,896
TOTAL EXPENSES	2,926,391	2,274,643
OPERATING INCOME (LOSS)	(26,153)	303,493
OTHER INCOME (EXPENSE)		
Nonrecurring Charge for Personnel Services	(191,888)	-
PRETAX INCOME (LOSS)	(218,041)	303,493
PROVISION FOR INCOME TAX EXPENSE (BENEFIT)	(79,405)	114,508
NET INCOME (LOSS)	$ (138,636)	$ 188,985

The accompanying notes are an integral part of these financial statements.

COUNTRY CLUB FINANCIAL SERVICES, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	Common Stock, par value $.01	Additional Paid-In Capital	Retained Earnings	Totals
Balances at December 31, 2003	$ 100	$ 114,900	$ 209,512	$ 324,512
Net income for the year ended December 31, 2004	-	-	188,985	188,985
Balances at December 31, 2004	100	114,900	398,497	513,497
Net loss for the year ended December 31, 2005	-	-	(138,636)	(138,636)
Balances at December 31, 2005	$ 100	$ 114,900	$ 259,861	$ 374,861

The accompanying notes are an integral part of these financial statements.

COUNTRY CLUB FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (138,636)	$ 188,985
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	3,060	9,475
Changes in operating assets and liabilities:		
Commissions Receivable	11,605	(26,464)
Income Taxes Receivable	(64,976)	22,429
Prepaid Expenses	-	8,392
Accounts Payable	151,743	40,732
Taxes Payable	(122,379)	127,209
Total Adjustments	(20,947)	181,773
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(159,583)	370,758
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of Furniture, Fixtures and Equipment	(8,748)	(17,586)
NET CASH USED IN INVESTING ACTIVITIES	(8,748)	(17,586)
CASH FLOWS FROM FINANCING ACTIVITIES	-	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	-
INCREASE (DECREASE) IN CASH	(168,331)	353,172
CASH, BEGINNING OF YEAR	640,496	287,324
CASH, END OF YEAR	$ 472,165	$ 640,496

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business.

Country Club Financial Services, Inc. ("the Company") is a limited services securities broker engaged in the sale of stocks, bonds, mutual funds, unit investment trusts, and annuity products. The Company employs 36 representatives at offices in 9 locations in Kansas, Missouri and Oklahoma. The Company is licensed in 33 states and the District of Columbia, and is a member in good standing of the National Association of Securities Dealers ("NASD") and various state agencies. All general securities accounts are insured by the Securities Investor Protection Corporation. The Company is registered with the Securities and Exchange Commission ("SEC") and is subject to the net capital requirements of SEC Rule 15c3-3 and is exempt from the reserve requirements and possession or control requirements of SEC Rule 15c3-3. The Company is a wholly owned subsidiary of Country Club Bank NA ("Parent"), with whom it files a consolidated income tax return; the accounts of the Parent are not presented or otherwise included in these financial statements.

Use of Estimates.

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue Recognition.

Revenue is recorded on a trade-date basis.

Concentrations.

From time to time, the Company maintains cash balances with financial institutions in excess of FDIC limits. In 2005, commission revenue from one related-party customer comprised 16% of total commission revenue. In 2004, commission revenue from a different customer comprised 36% of total commission revenue.

Cash.

Cash consists of demand deposit checking accounts, deposits with clearinghouses, and cash on hand.

Equity Securities - Not Readily Marketable.

Equity securities not readily marketable consist of 300 shares of Nasdaq Stock Market, Inc. common stock which is not actively traded in any financial markets. These securities are stated at estimated fair value equal to cost that does not exceed estimated net realizable value.

Property and Equipment

The cost of furniture, fixtures and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is calculated on the straight-line method for financial reporting purposes and on the modified accelerated cost recovery system (MACRS) for income tax purposes. The useful life of property and equipment for purposes of computing depreciation and amortization is 3 to 10 years.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income Taxes.

The provision for income tax benefit includes federal and state tax liabilities and benefits receivable. In 2005, the Company paid $106,093 for income taxes. In 2004, the Company received refunds totaling $35,676.

Reclassifications.

Certain prior year amounts in the financial statements have been reclassified, where necessary, to conform to the 2005 presentation.

NOTE B - FURNITURE, FIXTURES AND EQUIPMENT

At December 31, 2005 and 2004, furniture, fixtures and equipment consisted of the following:

	2005	2004
Furniture, Fixtures and Equipment	$ 50,381	$ 43,177
Less: Accumulated Depreciation	(27,424)	(25,908)
TOTAL FURNITURE, FIXTURES AND EQUIPMENT - net	$ 22,957	$ 17,269

NOTE C - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires (1) maintenance of minimum net capital, and (2) that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital requirements at December 31, 2005 and 2004 are summarized as follows:

	2005	2004
Net Capital	$ 239,479	$ 457,012
Aggregate Indebtedness	272,272	242,908
Minimum Net Capital Required	50,000	50,000
Excess Net Capital at 1500%	189,479	407,012
Excess Net Capital at 1000%	212,252	432,721
Net Capital Ratio	1.14 to 1	0.53 to 1

The Company is also subject to the net capital requirements of their clearinghouse and of the State of Oklahoma, who require net capital of $100,000 and $10,000, respectively. At December 31, 2005 and 2004, the Company was in compliance with these requirements.

NOTE D - RELATED PARTY TRANSACTIONS

The Parent provides office space and management services as needed at a cost to the Company of $400,904 for 2005 and $28,300 for 2004.

SUPPLEMENTARY INFORMATION

COUNTRY CLUB FINANCIAL SERVICES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
NET CAPITAL		
Total Stockholder's Equity	$ 374,861	$ 513,497
Deductions and/or charges:		
A. Non-allowable assets		
Equity securities not readily marketable	3,300	3,300
Commissions and other receivables	3,018	2,095
Income taxes receivable currently from Parent	79,797	14,821
Fixed assets and prepaid items	22,957	17,269
	109,072	37,485
Fidelity Bond Deductible Over $6,000	19,000	19,000
Net Capital Before Haircuts on Securities Positions	246,789	457,012
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
A. Money Market Instruments	7,310	-
Net Capital	$ 239,479	$ 457,012
AGGREGATE INDEBTEDNESS		
Items Included in Statements of Financial Condition		
Accounts Payable and Taxes Payable	$ 272,272	$ 242,908
Total Aggregate Indebtedness	$ 272,272	$ 242,908
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 50,000	$ 50,000
Excess Net Capital at 1500%	$ 189,479	$ 407,012
Excess Net Capital at 1000%	$ 212,252	$ 432,721
Ratio: Aggregate Indebtedness to Net Capital	1.14 to 1	0.53 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2005 and 2004)		
Net Capital, as reported in Part II of Company's unaudited FOCUS report	$ 239,479	$ 457,012
Net Capital, as computed above	$ 239,479	$ 457,012

COUNTRY CLUB FINANCIAL SERVICES, INC.
SCHEDULE II - COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

The company operated under the exemptive provisions of paragraph (k)(2)(ii) of Securities and Exchange Commission Rule 15c3-3 throughout the years ended December 31, 2005 and 2004.

COUNTRY CLUB FINANCIAL SERVICES, INC.
SCHEDULE III - INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENT UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

The company has complied with the exemptive requirements of Rule 15c3-3 of the Securities and Exchange Commission and did not maintain possession or control of any customer funds or securities as of December 31, 2005 and 2004.

MHK MILLER HAVILAND KETTER PC, PA
CERTIFIED PUBLIC ACCOUNTANTS
Member, American Institute CPA's • Member, Kansas Society CPA's • Member, Missouri Society CPA's • Admitted to Practice U.S. Tax Court

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Country Club Financial Services, Inc.

In planning and performing our audit of the financial statements of Country Club Financial Services, Inc., for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected

1901 West 47th Place • Suite 204 • Westwood, KS • 66205 • (913) 432-2727 • Fax (913) 432-2967 • E-Mail (name) @mhkcpas.com

within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C., P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
February 21, 2006